KUALA LUMPUR KEPONG BERHAD
(Company No: 15043-V)

02034498

02 JUN -3 AM 11:43

SUPPL

BY COURIER

Our Ref: KLK/SE

May 31, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
May 21, 2002	Employees Provident Fund Board
May 28, 2002	Employees Provident Fund Board
	GENERAL ANNOUNCEMENT
May 21, 2002	Listed Companies' Crop April 2002
May 22, 2002	Members' Voluntary Liquidation – Crabtree & Evelyn Espana, S.A.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

dlw 6/3

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

PROCESSED
JUN 0 6 2002
THOMSON FINANCIAL

LJC/cln (C:OverseaCo/Let-SECUS)

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-05-2002 03:57:10 PM
Reference No KL-020521-BB194

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder : ***as above***

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-05-2002**	* **113,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **36,418,500**
Direct (%) : **5.13**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of shares after change**	: **36,418,500**
*	Date of notice	: **13-05-2002**
	Remarks	:

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28-05-2002 04:26:12 PM
Reference No KL-020528-E63E5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 30-04-2002	* 860,000	
Acquired	30-04-2002	330,000	
Acquired	30-04-2002	1,021,000	
Disposed	30-04-2002	50,000	
Acquired	30-04-2002	200,000	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **38,779,500**
Direct (%) : **5.46**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **38,779,500**

* Date of notice : **15-05-2002**

Remarks :
fsc

Form Version 2.0

General Announcement

Initiated by **Common User** on **21-05-2002 10:59:25 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21-05-2002 10:56:40 AM**
Reference No **KL-020521-06CFE**
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**
*	Contact number	: **605-2417844**
	E-mail address	:

* Type : **Announcement**

* Subject :

Listed Companies' Crop
April 2002

* **Contents :-**

We submit below the crop figures for the month of **April 2002:-**

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	144,388
Rubber (kg)	2,150,723	1,950,294	1,883,518

	2002								
	Jan	Feb	Mar	**Apr**	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	147,388	125,697	142,913	**133,495**					
Rubber (kg)	2,455,349	2,109,972	1,329,581	**858,838**					

/gcs

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 22-05-2002 05:00:59 PM
Reference No KL-020522-63200

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Members' Voluntary Liquidation
- Crabtree & Evelyn Espana, S.A.

* Contents :-

Kuala Lumpur Kepong Berhad wishes to announce that its wholly-owned subsidiary incorporated in Spain namely, Crabtree & Evelyn Espana S.A., which has been inactive, has been placed under members' voluntary liquidation in accordance to Spanish Corporate Law.

Mr. Michael Torrance has been appointed as liquidator for the above liquidation.

Other than the liquidation expenses, there are no losses or material financial effects on the Group's net tangible assets and earning per share arising from the liquidation.

/cln

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: